Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)

ANNOUNCEMENT
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR
AND
CHANGE IN MEMBERSHIP OF AUDIT COMMITTEE

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces the appointment of Mr. Jiang Bo as an independent non-executive director of the Company effective 27th September, 2004.

A brief biography of Mr. Jiang Bo is set out below.

Mr. Jiang Bo, age 44, was appointed as an independent non-executive director of the Company effective 27th September, 2004. Mr. Jiang is an accountant, a certified public accountant and a certified public valuer in the People’s Republic of China (the “PRC”). Mr. Jiang was awarded a degree in Bachelor of Science in Mathematics from Liaoning University in 1984 and a diploma in Accounting from the Central Finance and Economics University in 1992. Since 1999, Mr. Jiang has been the general manager of Liaoning Reanda Certified Public Accountants, a firm of certified public accountants in the PRC. From December 1993 to August 1999, Mr. Jiang was a director of Dandong Zhongpeng Accounting Firm. Mr. Jiang has over 10 years of experience in auditing financial statements of companies listed on the stock exchanges of the PRC. Mr. Jiang has been a certified public valuer since 1998 and has been involved in asset appraisals of companies in preparation for listing in the PRC. He has participated in various listing projects of state-owned enterprises in the PRC and overseas and has gained experience in reviewing and analyzing the audited financial statements of companies listed in the PRC. Mr. Jiang has worked with one of the “Big-4” international accounting firms in the auditing of a state-owned enterprise.

Mr. Jiang is a director of The Economy and Culture Promoting Association of Liaoning Province, an associate of the Liaoning Assets Appraisal Association and a member of the Liaoning Assets Appraisal Specialists Committee.

Mr. Jiang has not held any directorship in any listed public companies over the past three years. He does not hold any position in any subsidiaries of the Company, apart from his directorship with the Company.

No service agreement has been entered into between the Company and Mr. Jiang. The appointment of Mr. Jiang has no fixed term. Under the bye-laws of the Company, Mr. Jiang will hold the office of director until the next annual general meeting of the Company and will retire at that annual general meeting, but will become eligible for re-election. The emoluments payable to Mr. Jiang have not been fixed. As an independent non-executive director of the Company, the emoluments of Mr. Jiang will be determined by the Board with reference to the remuneration benchmark in the market for independent non-executive directors of companies listed on The Stock Exchange of Hong Kong Limited.

Other than the relationship arising from his being an independent non-executive director of the Company, Mr. Jiang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, Mr. Jiang was not interested or deemed to be interested in any shares of the Company or underlying shares pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Mr. Jiang Bo was also appointed as a member of the audit committee of the Company effective 27th September, 2004. The audit committee of the Company is currently comprising only independent non-executive directors. With the appointment of Mr. Jiang Bo as an independent non-executive director of the Company, effective 27th September, 2004, the audit committee of the Company now comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the audit committee.

As at the date of this announcement (given that the appointment of Mr. Jiang Bo has become effective 27th September, 2004), the Board comprises Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Hong Xing, Mr. Su Qiang (also known as Mr. So Keung), Mr. He Tao (also known as Mr. Ho To) and Mr. Yang Mao Zeng, all of whom are executive directors; Mr. Wu Yong Cun and Mr. Lei Xiaoyang, both of whom are non-executive directors; and Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong, 27th September, 2004

*	For identification purposes only